Filed by Starburst II, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Sprint Nextel Corporation

Commission File No.: 001-04721

December 17, 2012

SOFTBANK CORP.

Bridge Loan for Sprint Acquisition

SOFTBANK CORP. (the “Company”) announced that today its Board of Directors resolved to approve the execution of a bridge loan agreement for a maximum amount of JPY 1.65 trillion. With these loan proceeds, the Company will invest approximately USD 20.1 billion (approximately JPY 1.69 trillion*1) in Sprint Nextel Corporation (“Sprint”) in connection with the acquisition of Sprint as more fully described in the materials disclosed on October 15, 2012.

*1	Converted at USD = JPY 84

1. Summary of the loan agreement (tentative)

(1) Borrower	SOFTBANK CORP.

(2) Mandated lead arrangers (MLAs)	Mizuho Corporate Bank, Ltd. Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi UFJ, Ltd. Deutsche Bank AG, Tokyo Branch

(3) Date of execution	December 18, 2012

(4) Maximum total amount of borrowing	JPY 1.65 trillion Facility A: JPY 250 billion Facility B: JPY 1.4 trillion

(5) Loan drawdown dates	Facility A: December 21, 2012 Facility B: At the time of the Sprint acquisition

(6) Use of loan proceeds

Facility A: Investment in Sprint in the form of newly-issued convertible bonds (restore balance of cash on hand used for the investment in Sprint in the form of newly-issued convertible bonds in October 2012)

Facility B: Investment in and resulting acquisition of Sprint

(7) Maturity	December 17, 2013

(8) Collateral

(a)     Shares of Starburst I, Inc. held by the Company

(b)     Shares of Starburst II, Inc. and all other assets held by Starburst I, Inc.

(c)     Sprint convertible bonds and all other assets held by Starburst II, Inc.*

(9) Guarantors	(a) Pre-transaction: Starburst I, Inc. and Starburst II, Inc. (b) Post-transaction: Starburst I, Inc., SOFTBANK MOBILE Corp., SOFTBANK BB Corp. and SOFTBANK TELECOM Corp.

*	Until immediately prior to, but subject to the occurrence of, the Company’s acquisition of Sprint.

2. Future outlook

The abovementioned loan is scheduled to be refinanced with mid- and/or long-term financings.

3. Impact on the financial results for the fiscal year ending March 2013

The Company expects to record approximately JPY 17.0 billion in costs associated with the abovementioned loan arrangement as non-operating expenses in its consolidated statement of income for the fiscal year ending March 31, 2013.

Cautionary Statement Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,” “should,” “estimate,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed transaction between Sprint Nextel Corporation (“Sprint”) and SOFTBANK CORP. (“SoftBank”) and its group companies, including Starburst II, Inc. (“Starburst II”) pursuant to a merger agreement and bond purchase agreement. All statements, other than historical facts, including statements regarding the expected timing of the closing of the transaction; the ability of the parties to complete the transaction considering the various closing conditions; the expected benefits of the transaction such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of SoftBank or Sprint; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) one or more closing conditions to the transaction may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction or that the required approval by Sprint’s stockholders may not be obtained; (2) there may be a material adverse change of SoftBank or Sprint or the respective businesses of SoftBank or Sprint may suffer as a result of uncertainty surrounding the transaction; (3) the transaction may involve unexpected costs, liabilities or delays; (4) legal proceedings may be initiated related to the transaction; and (5) other risk factors as detailed from time to time in Sprint’s and Starburst II’s reports filed with the Securities and Exchange Commission (“SEC”), including Sprint’s Annual Report on Form 10-K for the year ended December 31, 2011 and Quarterly Reports on Form 10-Q for the quarter ended June 30, 2012 and September 30, 2012 and the proxy statement/prospectus to be contained in Starburst II’s Registration Statement on Form S-4, which are (or will be, when filed) available on the SEC’s web site (www.sec.gov). There can be no assurance that the merger will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the merger will be realized.

None of Sprint, SoftBank or Starburst II undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed strategic combination, Starburst II plans to file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Sprint, and that also will constitute a prospectus of Starburst II. Sprint will mail the proxy statement/prospectus to its stockholders. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The proxy statement/prospectus, as well as other filings containing information about Sprint, SoftBank and Starburst II, will be available, free of charge, from the SEC’s web site (www.sec.gov). Sprint’s SEC filings in connection with the transaction also may be obtained, free of charge, from Sprint’s web site (www.sprint.com) under the tab “About Us – Investors” and then under the heading “Documents and Filings – SEC Filings,” or by directing a request to Sprint, 6200 Sprint Parkway, Overland Park, Kansas 66251, Attention: Shareholder Relations or (913) 794-1091. Starburst II’s SEC filings in connection with the transaction (when filed) also may be obtained, free of charge, by directing a request to SoftBank, 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan; telephone: +81.3.6889.2290; e-mail: ir@softbank.co.jp.

Participants in the Merger Solicitation

The respective directors, executive officers and employees of Sprint, SoftBank, Starburst II and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Sprint’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2011. Other information regarding the interests of such individuals as well as information regarding Starburst II’s directors and executive officers and prospective directors and executive officers will be available in the proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.